CONSENT OF ERIN WORKMAN

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “Geology and Resource Potential of the Copper Canyon Property” dated March 2008 (the “Technical Report”) and the information derived from the Technical Report, included in the 2010 Annual Information Form of NovaGold Resources Inc. dated February 22, 2011 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630), Form F-8 (No. 333-171742) and on Form F-10 (No. 333-163551) of the references to my name, the use of the Technical Report and the information derived from the Technical Report in the AIF, which are included in the annual report on Form 40-F.

Dated this 22nd day of February, 2011.

/s/ Erin Workman
Name: Erin Workman